Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com


October 16, 2013

VIA EDGAR AND FEDERAL EXPRESS

Sonia Bednarowski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stevia Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed October 10, 2013

Dear Ms. Bednarowski:

     On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the "COMPANY"), we are responding to the Staff's comment provided via telephone call on October 15, 2013, relating to the Company's Preliminary Proxy Statement on Schedule 14A filed on October 10, 2013 (the "PROXY STATEMENT").

     As we understand the comment, the Staff is requesting clarification on a potential discrepancy between the Company's statement in the Proxy Statement that it has "no arrangements, agreements, understandings, or plans at the current time for the issuance or use of the additional shares of common stock proposed to be authorized" and the Company's October 8, 2013 press release which indicates the Company is expecting to issue a convertible promissory note of up to $1,000,000 (the "NOTE") to SC Brands, LLC, which will be convertible into common stock of the Company at a conversion price of $0.25 per share.

     The Company respectfully informs the Staff that the shares which will be reserved for issuance under the Note will come from shares currently authorized for issuance and not from the additional shares of common stock proposed to be authorized pursuant to the matters set forth in the Proxy Statement.

Securities and Exchange Commission
Division of Corporate Finance
October 16, 2013
Page 2



     We hope that the foregoing addresses all of the Staff's comments. In the event the Staff has no further comments, we would appreciate correspondence to that effect. We are attaching to this letter, the Company's acknowledgment. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,


/s/ Mark C Lee
------------------------------
Mark C Lee
Shareholder
Enclosure

Securities and Exchange Commission
Division of Corporate Finance
October 16, 2013
Page 3



                                 ACKNOWLEDGEMENT

In connection with Stevia Corp.'s (the "COMPANY") letter dated October 16, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stevia Corp.


/s/ George Blankenbaker
-----------------------------------------------------
George Blankenbaker, President, Secretary & Treasurer